

September 19, 2012

<u>Via E-mail</u>
Brian K. Finneran
Chief Financial Officer
Suffolk Bancorp
4 West Second Street
P.O. Box 9000
Riverhead, New York 11901

> **Re: Suffolk Bancorp**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed March 30, 2012**
> **Amendment No. 1 to Form 10-Q for the Quarter Ended March 31, 2012**
> **Filed May 11, 2012**
> **Form 10-Q for the Quarter Ended June 30, 2012**
> **Filed August 9, 2012**
> **File No. 000-13580**

Dear Mr. Finneran:

We have reviewed your supplemental response dated August 3, 2012 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. Where we have asked for revisions or changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to this comment, including the draft of your proposed disclosures, we may have additional comments.

<u>Form 10-Q for the Quarter Ended June 30, 2012</u>

<u>Note 5 – Loans, page 15</u>

1. We note your disclosure that the allowance for loan losses decreased from $39.9 million as of December 31, 2011 to $29.2 million as of June 30, 2012 due in large part to a $9.3 million

reversal of the provision for loan losses for your commercial and industrial loan portfolio during the quarter ended June 30, 2012 noted on page 22. Please tell us in further detail and revise future filings to provide a comprehensive analysis of the reasons for this significant reversal of your provision for loan losses taking into consideration the following:

- Your commercial and industrial loan portfolio only decreased by $6.6 million since December 31, 2011, representing a decline of 3.2%.
- The allowance for loan losses for the commercial and industrial loan portfolio decreased by $8.7 million since December 31, 2011, representing a decline of 35%. We note that the allowance for loan losses decreased almost entirely during the second quarter ended June 30, 2012.
- Non-accrual loans only slightly decreased from $16.8 million as of December 31, 2012 to $15.6 million as of June 30, 2012.
- We note from your tabular presentation on page 21 that your loss factors for your commercial and industrial loan portfolio by risk ratings fluctuated significantly from December 31, 2011 and March 31, 2012 to levels as of June 30, 2012 with no disclosures surrounding the reasons for these amounts. In particular, we note that your pass rated commercial and industrial unimpaired loans loss factor fluctuated from 9.98% as of December 31, 2011 to 10.28% as of March 31, 2012 (as adjusted by your response to comment nine from our letter dated June 27, 2012) and 7.38% as of June 30, 2012. As a result, the allowance for loan losses decreased by $5.3 million since June 30, 2012 for these pass rated loans.
- We note that your impaired commercial and industrial loans decreased from $15.7 million as of December 31, 2011 to $11.9 million as of June 30, 2012 resulting in a corresponding decrease to your allocated allowance for loan losses from $7.5 million to $3.3 million during this same time period, respectively.

We also note from your response to comment nine of our comment letter dated June 27, 2012 that you determine your allowance for loan losses based upon a trailing six-quarter period as adjusted for qualitative and environmental factors. Please include in your response the impact of how your historical loss periods used in this calculation and any other adjusted factors noted above contributed to the reasons for the reversal of your provision for loan losses during this period.

    You may contact John Spitz, Staff Accountant, at (202) 551-3484 or me at (202) 551-3492 with any other questions.


Sincerely,

/s/ John P. Nolan

John P. Nolan
Senior Assistant Chief Accountant
